Arbor Research & Trading, LLC

(SEC File No. 8-38818)

Statement of Financial Condition as of
December 31, 2016, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities and Exchange Act of 1934 as a
PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38818

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___**01/01/16**___ AND ENDING ___**12/31/16**___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Arbor Research & Trading, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1000 Hart Road, Suite 260
                   (No. and Street)

Barrington	**Illinois**	**60010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stevens   **847-304-1550**
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
                 (Name - if individual, state last, first, middle name)

9645 W. Lincolnway Lane, Ste 214A	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

ARBOR RESEARCH & TRADING, LLC

MEMBER FINANCIAL INDUSTRY REGULATORY AUTHORITY, INC.

1000 HART ROAD • SUITE 260 • BARRINGTON, ILLINOIS 60010

OATH OR AFFIRMATION

I, **James R. Stevens**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Research & Trading, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature



OFFICIAL SEAL
CHRISTOPHER H HELLER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/16/20

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Arbor Research & Trading, LLC

We have audited the accompanying statement of financial condition of Arbor Research & Trading, LLC (the Company) as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Arbor Research & Trading, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Arbor Research & Trading, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 15, 2017

Phone:708.489.1680 Fax:847.750.0490 **I dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

ARBOR RESEARCH & TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$	1,203,796
CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS		2,222,851
RECEIVABLE FROM CLEARING BROKER-DEALERS		1,930,641
SUBSCRIPTIONS RECEIVABLE		238,558
FURNITURE AND EQUIPMENT Net of accumulated depreciation and amortization of $3,743,966		401,463
PREPAIDS AND OTHER ASSETS		783,983
TOTAL	$	6,781,292

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Deferred subscription revenue	$	918,852
Lease liabilities		84,997
Payable to related party		178,210
Other accounts payable and accrued expenses		293,255
Total liabilities		1,475,314
MEMBER'S EQUITY:		
Member's Equity		5,305,978
TOTAL	$	6,781,292

The accompanying notes are an integral part of this financial statement

ARBOR RESEARCH & TRADING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arbor Research & Trading, LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis. The Company also offers access to its fixed income research products on a subscription basis. The Company is a wholly owned subsidiary of Arbor Research Holding, LLC (the "Mezzanine"). Arbor Research Holding, LLC is a wholly owned subsidiary of ARH Group, Inc. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Revenue Recognition — Securities and currency transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Subscription income is recognized as revenue on a straight-line basis over the term of the subscription.

Commission Expense —The Company pays sales commission expense on the subscription income generated from the sale of access to the Company's research products. The sales commission is expensed on a straight-line basis over the term of the subscription.

Furniture and Equipment — Furniture and equipment is stated at historical cost and consists of furniture and fixtures and leasehold improvements. Furniture and fixtures are depreciated based upon their useful life, generally five or seven years, and leasehold improvements are depreciated over the life of the lease of five years.

Income Taxes — The Parent has elected to be taxed under Subchapter S of the Internal Revenue Code. The Company and Mezzanine are disregarded entities for federal income tax purposes. Accordingly, the taxable income or loss of the Parent, which includes the taxable income or loss of the Company, is allocated to the Parent's shareholders, who are generally responsible for federal income taxes thereon. The Company is responsible for its share of the Parent's State of Illinois replacement tax and is also subject to State and City of New York corporate income and franchise tax.

Management has evaluated the effects of FASB ASC 740, *Income Taxes,* to the Company, and as of December 31, 2016, has determined that no income tax liability for uncertain tax positions is required to be recognized in the accompanying statement of financial condition. The tax years for

the years ended December 31, 2013 through December 31, 2016 remain subject to examination by taxing authorities.

Recent Accounting Standards — In May 2014, the FASB issued Accounting Standards Update No. 2014-09 — *Revenue from Contracts with Customers.* The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. The Company is required to adopt the new standard on January 1, 2017. The Company is currently evaluating the impact this standard will have on its statement of financial condition.

Concentration of Cash — The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Fair Value Measurement — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company classifies its investment in the U.S. Treasury Bill maintained as a deposit with its clearing broker of $2,220,555 as a Level 1 security at December 31, 2016. The investment is reported at fair value based on end of day quoted market price.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2016, the Company had net capital, as defined, of $3,878,571, which was $3,778,571 in excess of its required minimum net capital of $100,000.

4. CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS

The Company is required to maintain deposits with its clearing broker-dealers. The Company has cash of $2,296 and an investment of $2,220,555 in a U.S. Treasury Bill that matures on March 23, 2017.

5. RECEIVABLE FROM CLEARING BROKER-DEALERS

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker-dealer on a fully disclosed basis.

The receivable from clearing broker-dealers arise in the normal course of business from the settlement of securities transactions. The receivable is generally collected within 30 days. The Company mainly utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during 2016.

Included in prepaids and other assets in the statement of financial condition are receivables from other clearing brokers of $545,437 as of December 31, 2016, related to the Company's currency trading.

6. COMMITMENT

The Company leases office facilities under non-cancelable lease agreements through December 31, 2020, which provides for future minimal rentals as follows:

Year Ending December 31	
2017	130,704
2018	104,695
2019	107,704
2020	110,713
Total	$ 453,816

The lease agreements require security deposits equal to $20,635, which is included in prepaid and other assets on the statement of financial condition.

The company has several leases for communication services which have various expiration dates in 2017 and 2018. Minimum monthly payments required in accordance to these leases total $399,929 and $102,175, respectively.

7. RELATED-PARTY TRANSACTIONS

Arbor Research & Trading UK Limited ("Arbor UK"), a wholly owned subsidiary of the Mezzanine, introduces trades to the Company, which in turn pays Arbor UK a fee for such services. In addition, the Company pays salary and administrative expenses of Arbor UK. The Company had outstanding payables to Arbor UK of $178,210 as of December 31, 2016.

The Mezzanine has an ownership interest in Bianco Research LLC ("Bianco"), which performs research services for the Company. In return for these services, the Company pays commissions as well as payroll and certain administrative expenses for Bianco. There were no amounts outstanding as of December 31, 2016.

The Company incurred professional fees charged from the Mezzanine during 2015, all of which were paid as of December 31, 2016.

The Company and the Mezzanine entered into an expense sharing agreement during 2015, whereby certain expenses incurred by the Company, but pertaining to the activities of the Mezzanine related to Clarity BidRate Alternative Trading System, are to be reimbursed by the Mezzanine to the Company. During 2016, the Company recorded reimbursements of $795,051 under this agreement and had outstanding receivables from the Mezzanine of $67,969 included in prepaids and other assets on the statement of financial condition as of December 31, 2016.

The Company and the Mezzanine entered into an expense sharing agreement during 2016, whereby certain expenses incurred by the Company, but pertaining to the activities of the Mezzanine related to Gluskin Sheff + Associates, are to be reimbursed by the Mezzanine to the Company. During 2016, the Company recorded reimbursements of $6,630 under this agreement and had outstanding receivables from the Mezzanine of $2,102 included in prepaids and other assets on the statement of financial condition as of December 31, 2016.

8. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2016:

Furniture	344,035
Equipment	2,661,673
Leasehold Improvements	183,424
Software	956,297
Total Furniture and Equipment	$ 4,145,429
Less Accumulated depreciation and amortization	3,743,966
Furniture and equipment, net	$ 401,463

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